EXHIBIT 99.1

Ero Copper to Release Second Quarter 2022 Financial and Operating Results on August 2, 2022

VANCOUVER, British Columbia, July 11, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its second quarter 2022 financial and operating results on Tuesday, August 2, 2022 after market close. The Company will host a conference call to discuss the results on Wednesday, August 3, 2022 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Wednesday, August 3, 2022
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	9222

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A., 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang
David Strang, CEO

For further information contact:
Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com